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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or
13(e)(1) of the Securities Exchange Act of 1934

OFFICEMAX INCORPORATED
(Name of Subject Company (Issuer))

OFFICEMAX INCORPORATED (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $2.50 Par Value
(Title of Class of Securities)

67622P101
(CUSIP Number of Class of Securities)

Matthew R. Broad
Executive Vice President and General Counsel
OfficeMax Incorporated
150 Pierce Road
Itasca, IL 60143-1290
Telephone: (630) 773-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
John H. Bitner, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street
Suite 3100
Chicago, IL 60602
Telephone: (312) 807-4306

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$799,000,000	$94,042.30

*
Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 23,500,000 outstanding shares of Common Stock at the maximum tender offer price of $34.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,042.30
Form or Registration No.: Schedule TO
Filing Party: OfficeMax Incorporated
Date Filed: March 30, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on March 30, 2005 by OfficeMax Incorporated, a Delaware corporation ("Company," "OfficeMax" or "we"), relating to the offer by OfficeMax to purchase up to 23,500,000 shares of its common stock, $2.50 par value per share (the "Shares"), or such lesser number of Shares as are properly tendered and not properly withdrawn, at a single price between $30.00 and $34.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

        The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.

        Item 1 of the Schedule TO is hereby amended and supplemented as follows:

        On April 11, 2005, OfficeMax announced that it has extended the expiration date of the Offer from 5:00 p.m., New York City time, on Thursday, April 28, 2005, to 12:00 Midnight, New York City time, on Monday, May 9, 2005, unless further extended by OfficeMax. A copy of OfficeMax's press release announcing the extension is attached as exhibit (a)(5)(C) to this Amendment No. 1 and is incorporated herein by reference.

Item 4. Terms of the Transaction.

        Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

        On April 11, 2005, OfficeMax announced that it has extended the expiration date of the Offer from 5:00 p.m., New York City time, on Thursday, April 28, 2005, to 12:00 Midnight, New York City time, on Monday, May 9, 2005, unless further extended by OfficeMax. A copy of OfficeMax's press release announcing the extension is attached as exhibit (a)(5)(C) to this Amendment No. 1 and is incorporated herein by reference.

Item 11. Additional Information.

        Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following information:

        OfficeMax will hold its 2005 annual meeting of shareholders on May 9, 2005 (the "2005 Annual Meeting"). The information contained in OfficeMax's Definitive Proxy Statement relating to the 2005 Annual Meeting filed by the Company, other than any information that is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, is incorporated herein by reference.

        On April 11, 2005, OfficeMax announced that it received notice from two affiliated offshore funds, K Capital Offshore Master Fund (U.S. Dollar) L.P. and Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, "K Capital"), of their intent to nominate a candidate for OfficeMax's Board of Directors at the Company's 2005 annual meeting of shareholders and that OfficeMax's Board of Directors will oppose K Capital's nominee. A copy of OfficeMax's press release announcing its intention to oppose K Capital's nominee is attached as exhibit (a)(5)(D) to this Amendment No. 1 and is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(C)	Press Release, dated April 11, 2005, announcing the extension of the expiration date of the Offer.
(a)(5)(D)	Press Release, dated April 11, 2005, announcing OfficeMax's intention to oppose K Capital's nominee.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICEMAX INCORPORATED
By:	/s/ MATTHEW R. BROAD
	Name:	Matthew R. Broad
	Title:	Executive Vice President and General Counsel

Dated: April 11, 2005

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